SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF October 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F   x    Form 40-F
                                      ---             ---

                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes           No   x
                                    ---           ---

                  (If "Yes" is marked, indicate below the file number assigned
         to the registrant in connection with Rule 12g3-2(b): 82-    .)

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                           Contact:
                                       Investors:  Kerry Calaiaro
                                                   +1 212 837-0880
                                                   Email: calaiaro_ke@willis.com

                                           Media:  Nick Jones
                                                   + 44 20 7488-8190
                                                   Email: jonesnr@willis.com

                                                   Dan Prince
                                                   +1 212 837-0806
                                                   Email: prince_da@willis.com



             WILLIS GROUP STRENGTHENS LEADERSHIP POSITION IN SWEDEN


London, U.K., October 16, 2002 - Willis Group Holdings (NYSE:WSH), the global insurance broker, today announces that it has agreed to acquire Propacta AB, based in Stockholm. Terms are not disclosed. Propacta, founded in 1995, is a leading provider of employee benefits broking to corporations in Sweden.

Already the market leader in Sweden, this complementary acquisition combines Willis' existing strong property and casualty business with Propacta's employee benefits team. Following completion of the transaction Propacta's 30-person workforce will be integrated with the Stockholm office of Willis AB, Willis' Swedish subsidiary, bringing the office total to 120 people.

This transaction follows last month's acquisition by Willis AB of Kombro Risk Management AB, which provides insurance broking services to the public sector.

Sarah Turvill, Chief Executive of Willis International Holdings, said:
"Willis<180> corporate strategy is to increase the proportion of its earnings from its International businesses. Sweden is a growth market for us and this acquisition, following closely our acquisition of Kombro, will strengthen further our leadership position in this attractive market."

Christian Steenstrup, Chief Executive of Willis AB, the leading corporate and industrial insurance broker in Sweden, said: "We look forward to welcoming Propacta, its management and their colleagues to Willis. They have established an excellent reputation for consistent, profitable growth and first class customer care. "With the Propacta team Willis can fulfill our clients' requirements for first class employee benefits solutions, thereby adding to our full range of services to them".

Per-Erik Naas, founder and partner of Propacta said: "My colleagues and I are very pleased to be joining the Willis team. Its approach and focus on client satisfaction accord with our own philosophy. We now have a very strong financial partner and can expand our client services to offer specialised international employee benefits solutions by using the strong global network of Willis. We are very excited by the opportunities we see together. "

Willis AB is the leading corporate and industrial broker in Sweden. It offers a range of services from risk management to insurance broking. It has 92 employees in Stockholm, Goteborg, Malmo and Orebro.

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in more than 100 countries, its global team of 13,000 associates serves in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (symbol: WSH). Additional information on Willis may be found on its web site www.willis.com.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          WILLIS GROUP HOLDINGS LIMITED

                          By: /s/ Mary E. Caiazzo
                              ----------------------------
                              Mary E. Caiazzo
                              Assistant General Counsel

Date:  October 16, 2002